Exhibit 3.1

Effective April 24, 2009, the Bylaws of the Corporation are amended by deleting Section 2.2 in its entirety and substituting therefor the following:

Section 2.2.            Number and Qualification.  The Board of Directors shall consist of eleven (11) Directors.  Except for individuals who are on the Board of Directors on April 21, 2004 (who may be reelected one or more times, regardless of age), no one who is seventy years of age or older shall be eligible to stand for election to the Board of Directors.

As more particularly described in the Articles of Incorporation, the directors shall be divided into three classes (A, B and C) as nearly equal in number as possible.  The initial term of office for members of Class A shall expire at the first annual meeting of stockholders after their election; the initial term of office for members of Class B shall expire at the second annual meeting of stockholders after their election; and the initial term of office for members of Class C shall expire at the third annual meeting of stockholders after their election.  At each annual meeting of stockholders following such initial classification and election, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, and shall continue to hold office until their respective successors are elected and qualify.

In the event of any increase or decrease in the number of directors fixed by the Bylaws, all classes of directors shall be increased or decreased as equally as may be possible.  Newly-created directorships resulting from an increase by not more than two in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office, or other cause, shall be filled by the affirmative vote of a majority of the directors then in office, whether or not a quorum.  Each director so chosen shall hold office until the expiration of the term of the director, if any, whom he has been chosen to succeed or, if none, until the expiration of the term of the class assigned to the additional directorship to which he has been elected, or until his earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.  Any director or the entire Board of Directors may be removed from office at any time but only for cause and only by the affirmative vote of the holders of more than two-thirds of each class of the voting stock of the Corporation then outstanding at a meeting called for that purpose.